
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

December 3, 2013

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1120
File Nos. 333-192100 and 811-03763

Dear Mr. Fess:

On November 5, 2013, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1120 (the "Fund"), consisting of a unit investment trust, European High Dividend Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   This section states that the Trust will invest at least 80% of the value of its assets in common stocks of European countries. Since the Trust's name includes the term "high dividend," please revise this policy to provide that the Trust will invest at least 80% of the value of its assets in dividend-paying common stocks of European countries. See Rule 35d-1(a)(2)(i) under the Investment Company Act. This section also states that the Trust will invest in a

portfolio of companies "domiciled" in developed Europe. Please define "domiciled" in this section, and explain to us how the assets of a company domiciled in Europe are exposed to the economic fortunes and risks of Europe. See Investment Company Names, Investment Company Act Release No. 24828, at n.26 (Jan. 17, 2001).

Investment Summary — Security Selection

2.   The second paragraph of this section states that the starting universe is "composed of names" from the Russell Developed Europe Index (the "Index"). Please revise this section by stating that the starting universe is composed of "securities" rather than "names," and make similar revisions to the second and third bullet points in this section. Also, please clarify whether the starting universe consists of *all* of the securities in the Index.

GENERAL COMMENTS

3.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

4.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

          Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel